Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2015

Friedberg, Germany, March 31, 2016 – voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2015.

Highlights

•                  Total revenues for the full year increased 48.9% to kEUR 24,064 from kEUR 16,163

•                  Total revenues for the fourth quarter increased 19.4% to kEUR 8,281 from kEUR 6,938

•                  Systems revenues for the fourth quarter increased 15.4% to kEUR 4,902 from kEUR 4,247

•                  Services revenues for the fourth quarter increased 25.6% to kEUR 3,379 from kEUR 2,691

•                  Successfully completed the previously announced repositioning of voxeljet UK

•                  Established two new subsidiaries in China and India

•                  Ended the year with approximately kEUR 34,000 of liquidity

•                  First quarter ended March 31, 2016 revenue guidance of between kEUR 5,000 and kEUR 5,500

•                  Reaffirm full year 2016 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We continue to make significant progress with our growth initiatives and are very excited to have grown our business by approximately 50% compared to the prior year. We successfully completed the previously announced repositioning of voxeljet UK to focus its future activities solely on selling high-speed, large format 3D printers and on-demand parts services to industrial and commercial customers, which should improve profitability. In addition, our newly established operations in China and India coupled with our strong balance sheet will help to secure our future growth plans. We reaffirm our full year 2016 guidance.”

Repositioning of voxeljet UK

As previously disclosed, following a review of the financial performance of voxeljet UK and the current market environment, the Company decided in October 2015 to focus voxeljet UK’s future activities solely on selling high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers.

As a result, we entered into an agreement in November 2015 to sell certain assets supporting certain business lines that serve customers in the film and entertainment industry, transfer certain employees and contractual arrangements and settle the earnout and employment agreement with the managing director entered into in connection with the acquisition of voxeljet UK. The loss from the sale transaction and additional charges from the restructuring of voxeljet UK amounted to kEUR 2,354 and kEUR 2,663 for the fourth quarter and the full year 2015, respectively. The loss includes a loss from the sale of assets, contract termination and transfer of employees and impairment charges of intangible assets and inventories.

Fourth Quarter 2015 Results

Revenues for the fourth quarter of 2015 increased by 19.4% to kEUR 8,281 compared to kEUR 6,938 in the fourth quarter of 2014.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 15.4% to kEUR 4,902 in the fourth quarter of 2015 from kEUR 4,247 in the previous fourth quarter. The Company sold six new printers and three used and refurbished printers in the fourth quarter of 2015, compared to seven new printers in the previous fourth quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 59.2% of total revenues in the fourth quarter of 2015 compared to 61.2% in the previous fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 25.6% to kEUR 3,379 in the fourth quarter of 2015 from kEUR 2,691 for the same quarter in the previous year. This was mainly due to the revenue contribution from our subsidiaries voxeljet UK, acquired in the fourth quarter of 2014, and voxeljet America, which began printing on-demand parts in the first quarter of 2015.

Cost of sales was kEUR 6,615 for the fourth quarter of 2015, and included an inventory impairment charge of kEUR 1,068 related to the strategic repositioning of voxeljet UK. This compared to cost of sales of kEUR 3,950 for the fourth quarter of 2014.

Gross profit was kEUR 1,666 in the fourth quarter of 2015 compared to kEUR 2,988 in the fourth quarter of 2014. The gross profit margin was 20.1% in the fourth quarter of 2015 compared to 43.1% in the fourth quarter of 2014.

Gross profit for our Systems segment was kEUR 2,003 in the fourth quarter of 2015 compared to kEUR 1,807 in the fourth quarter of 2014. The gross profit margin for this segment decreased to 40.9% in the fourth quarter of 2015 compared to 42.5% in the fourth quarter of 2014. The lower gross margin was primarily the result of the product mix in the quarter. In addition, higher overhead costs related to our growth strategy also affected the cost of sales in the Systems segment, which negatively impacted gross profit and margin. As of December 31, 2015, 63 people were employed in the Systems segment, compared to 37 as of December 31, 2014.

Gross profit for our Services segment was negative kEUR 337 in the fourth quarter of 2015 and included an inventory impairment expense of kEUR 1,068 related to the repositioning of voxeljet UK. This compared to gross profit and gross margin of kEUR 1,181 and 43.9% in the fourth quarter of 2014. Excluding the impairment expense, gross profit in the Services segment for the group was mixed. The gross profit for Services at our facility in Germany was above group level, as demand for both sand and plastic (PMMA) parts remained robust. This was offset by the lower gross profit of our subsidiaries in the United States and the United Kingdom, both of which we expect to improve progressively throughout the current year as a result of our strategic repositioning of voxeljet UK and the continuing scale up of operations at voxeljet America.

Selling expenses were kEUR 1,975 for the fourth quarter of 2015 compared to kEUR 1,118 in the fourth quarter of 2014. The increase of kEUR 857 includes an impairment charge related to the repositioning of voxeljet UK of kEUR 380. In addition, commissions for sales agents increased, which was in line with our higher sales.

Administrative expenses were kEUR 1,145 for the fourth quarter of 2015 compared to kEUR 1,383 in the fourth quarter of 2014.

Research and development (“R&D”) expenses were kEUR 808 in the fourth quarter of 2015 compared to kEUR 1,316 in the prior year period. The decrease is related to the termination of certain R&D projects at voxeljet UK as part of its strategic repositioning. We continue to invest in core R&D in Germany with a number of active projects in various stages of development. These investments are intended to strengthen our leadership in technology.

Other operating expenses in the fourth quarter of 2015 were kEUR 497 compared to kEUR -3 in the prior year period, mainly due to expenses allocated to this line item related to the repositioning of voxeljet UK, including kEUR 342 for the transfer of certain employees and kEUR 129 for disposal of goodwill.

Other operating income was kEUR 436 for the fourth quarter of 2015 compared to kEUR 281 in the fourth quarter of 2014. This mainly includes the recognition of income related to sale and leaseback transactions.

Operating loss was kEUR 2,323 in the fourth quarter of 2015, compared to an operating loss of kEUR 545 in the prior year period. Our increased operating loss in the fourth quarter of 2015 was the result of an increase in our operating expenses, primarily caused by the expenses related to the repositioning of voxeljet UK, as well as higher selling expenses and increased headcount related to the pursuit of our growth strategy.

Net loss for the fourth quarter of 2015 was kEUR 2,431, or EUR 0.65 per share as compared to net loss of kEUR 698, or EUR 0.17 per share, in the fourth quarter of 2014. This is based on a weighted average number of ordinary shares outstanding of 3.720 million during the fourth quarter of 2015 and 2014, respectively.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was EUR 0.13 per ADS for the fourth quarter of 2015 compared to net loss of EUR 0.03 per ADS in the fourth quarter of 2014.

Full Year 2015 Results

Revenues for the full year ended December 31, 2015 increased by 48.9% to kEUR 24,064 compared to kEUR 16,163 in the prior year period.

Systems revenues were kEUR 11,113 for the full year 2015 compared to kEUR 9,057 in the prior year period. The Company sold eighteen 3D printers during 2015 compared to fourteen 3D printers in the prior year period. Systems revenues represented 46.2% of total revenues for the full year ended December 31, 2015 compared to 56.0% for the same period a year ago.

Services revenues were kEUR 12,951 for the full year ended December 31, 2015 compared to kEUR 7,106 for the same period a year ago. This increase was mainly due to the revenue contribution from our subsidiaries voxeljet UK and voxeljet America.

Cost of sales for the full year ended December 31, 2015 was kEUR 17,147, an increase of kEUR 7,309, or 74.3%, over cost of sales of kEUR 9,838 for the same period in 2014. The increase was primarily the result of higher cost of sales from our subsidiaries in the United States and the United Kingdom. Cost of sales in 2015 includes an impairment charge of kEUR 309 on the digital library intangible asset at voxeljet UK, as well as an inventory write-down of kEUR 1,068. Furthermore, because the targets of the second performance period associated with our Long Term Cash Incentive Plan (“LTCIP”), implemented effective January 1, 2013 were not achieved, the corresponding accrual of kEUR 628 was reversed in the fourth quarter of 2015. For the full year ended December 31, 2014, the cost of sales related to our LTCIP was kEUR 192.

Gross profit and gross margin for the full year ended December 31, 2015 were kEUR 6,917 and 28.7%, respectively, and included impairment expenses of kEUR 1,377 related to the repositioning of voxlejet UK. This compared to gross profit and gross margin of kEUR 6,325 and 39.1% in the prior year period.

Gross profit for our Systems segment increased to kEUR 3,849 for the full year ended December 31, 2015 from kEUR 3,301 in 2014. The gross profit margin for this segment decreased to 34.6% compared to 36.4% for the prior period primarily due to a less favorable printer mix.

Gross profit for our Services segment was kEUR 3,068 for the full year ended December 31, 2015 compared to kEUR 3,024 in 2014. The gross profit margin for this segment decreased to 23.7% from 42.6%. The impairment charge related to the repositioning of voxeljet UK in cost of sales recognized in the full year 2015 (described above), is entirely attributed to the Services segment. The decrease in gross profit margin was also attributable to lower gross margin contributions from our subsidiaries in the United States and the United Kingdom for the full year ended December 31, 2015.

Selling expenses were kEUR 6,922 for the full year ended December 31, 2015 compared to kEUR 3,746 in the same period in 2014, an increase of kEUR 3,176, or 84.8%.  The increase was mainly related to higher headcount due to the pursuit of our growth strategy and the integration of the employees from voxeljet UK (through November 30, 2015) as well as a subsequent impairment charge related to the repositioning of that subsidiary. In addition, commissions for sales agents increased, which were in line with our higher sales.

Administrative expenses increased by kEUR 1,152, to kEUR 5,178 for the full year ended December 31, 2015 from kEUR 4,026 in the prior year period. This was related to an increase in headcount (prior to the repositioning of our subsidiary in the UK) as well as expenses of kEUR 339 related to the repositioning of voxeljet UK during the fourth quarter of 2015.

R&D expenses increased to kEUR 5,470 for the full year ended December 31, 2015 from kEUR 4,027 in the same period in 2014, an increase of kEUR 1,443, or 35.8%. This included higher personnel expenses through November 30, 2015 prior to our repositioning of voxeljet UK.

Other operating expenses for the full year ended December 31, 2015 were kEUR 888 compared to kEUR 101 in the prior year period, primarily due to higher losses from foreign currency transactions as well as expenses allocated to this line item related to the repositioning of voxeljet UK, including kEUR 342 for the transfer of certain employees and kEUR 129 for disposal of goodwill.

Other operating income was kEUR 2,130 for the full year ended December 31, 2015 compared to kEUR 1,384 in the prior year period. The increase was mainly due to higher gains from foreign exchange transactions and the recognition of kEUR 526 of deferred income, which includes kEUR 216 resulting from the early termination of one sale and leaseback transaction during the first quarter in 2015.

Net loss for the full year ended December 31, 2015 was kEUR 9,594, or EUR 2.58 per share, as compared to net loss of kEUR 4,332, or EUR 1.22 per share, in the prior year. This is based on a weighted average number of ordinary shares outstanding of 3.720 million during the full year ended December 31, 2015 compared to 3.556 million in the prior year.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.52 per ADS for the full year ended December 31, 2015 compared to net loss of EUR 0.24 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the first quarter of 2016 is in the range of kEUR 5,000 to kEUR 5,500. We expect to release our financial results for the first quarter of 2016 after the closing of the financial markets on Thursday, May 12, 2016 and host a conference call and webcast to review the results for the quarter on Friday, May 13, 2016 at 8:30 a.m. Eastern Time.

We reaffirm our guidance for the full year ended December 31, 2016.

•                  Revenue is expected to be in the range of kEUR 28,000 and kEUR 30,000.

•                  Gross margin is expected to be between 40% and 42%.

•                  Operating expenses for the full year are expected as follows: SG&A expenses in the range of kEUR 10,000 and kEUR 11,000, and R&D expenses to be approximately kEUR 4,000 to kEUR 5,000.

•                  EBITDA is expected to be neutral-to-positive in 2016.

•                  Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 4,000.

•                  Capital expenditures are projected to be in the range of kEUR 12,000 to kEUR13,000, which primarily includes ongoing investments in our global subsidiaries, as well as two new buildings at our facility in Germany.

Our total backlog of 3D printer orders at December 31, 2015 was kEUR 5,613, which represents nine 3D printers. This compares to backlog of kEUR 4,178, representing seven 3D printers, at December 31, 2014. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

At December 31, 2015, we had cash and cash equivalents of kEUR 2,086 and held kEUR 31,746 of investments in bond funds and a note receivable, both of which are included in current financial assets on our consolidated statement of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and full year ended December 31, 2015 on Friday, April 1st at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2015 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13630885. The recording will be available for replay through April 8, 2016.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into Euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to Euros in this press release were made at a rate of USD 1.0859 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the Euro on December 31, 2015.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Manager, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2015	2014

	(€ in thousands)

Current assets	46,550	58,509
Cash and cash equivalents	2,086	8,031
Financial assets	31,746	41,142
Trade receivables	3,348	3,148
Inventories	7,841	5,247
Income tax receivables	54	65
Other assets	1,475	876

Non-current assets	23,570	22,586
Financial assets	206	247
Intangible assets	627	1,315
Goodwill	1,273	1,558
Property, plant and equipment	21,383	19,466
Other assets	81	--
Total assets	70,120	81,095

	Year Ended December 31,
	2015	2014

	(€ in thousands)

Current liabilities	6,402	5,567
Deferred income	472	469
Trade payables	1,759	2,326
Financial liabilities	1,150	1,241
Other liabilities and provisions	3,021	1,531

Non-current liabilities	2,249	4,228
Deferred income	397	826
Deferred tax liabilities	1	213
Financial liabilites	1,291	2,263
Other liabilities and provisions	560	926

Equity	61,469	71,300
Subscribed capital	3,720	3,720
Capital reserves	75,671	75,671
Accumulated deficit	(17,684)	(8,090)
Accumulated other comprehensive loss	(238)	(1)

Total equity and liabilities	70,120	81,095

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,

	2015	2014	2015	2014
	(€ in thousands, except share and share data)

Revenues	8,281	6,938	24,064	16,163
Cost of sales	(6,615)	(3,950)	(17,147)	(9,838)
Gross profit	1,666	2,988	6,917	6,325
Selling expenses	(1,975)	(1,118)	(6,922)	(3,746)
Administrative expenses	(1,145)	(1,383)	(5,178)	(4,026)
Research and development expenses	(808)	(1,316)	(5,470)	(4,027)
Other operating expenses	(497)	3	(888)	(101)
Other operating income	436	281	2,130	1,384
Operating loss	(2,323)	(545)	(9,411)	(4,191)
Finance expense	(74)	(235)	(277)	(472)
Finance income	(34)	50	158	299
Financial result	(108)	(185)	(119)	(173)
Loss before income taxes	(2,431)	(730)	(9,530)	(4,364)
Income taxe benefit (expense)	--	32	(64)	32
Loss	(2,431)	(698)	(9,594)	(4,332)
Other comprehensive income (loss)	(22)	64	(237)	(1)
Total comprehensive loss	(2,453)	(634)	(9,831)	(4,333)
Weighted average number of ordinary shares outstanding	3,720,000	3,720,000	3,720,000	3,555,616
Loss per share - basic/ diluted (EUR)	(0.65)	(0.17)	(2.58)	(1.22)

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(9,594)	(4,332)

Depreciation and amortization	2,982	2,143
Impairment losses on intangible assets	689	--
Disposal of Goodwill	129	--
Impairment losses on inventories	1,118	--
Noncash sale to customer in exchange for customer loans	--	(931)

Proceeds from customer loans	1,091	191
Changes in deferred income taxes	(67)	--
Loss on disposal of assets	71	183
Deferred income	(781)	(665)

Change in working capital	(7,588)	(1,609)
Trade and other receivables and current assets	(839)	(1,745)
Inventories	(7,655)	(1,305)
Trade payables	(584)	823
Other liabilities and provisions	1,479	632
Income tax payable/receivables	11	(14)
Total	(11,950)	(5,020)

Cash Flow from investing activities

Proceeds from disposal of property, plant and equipment and intangible assets	427	--
Payments to acquire property, plant and equipment and intangible assets	(1,402)	(2,684)
Net proceeds from disposal of (payments to acquire) financial assets	8,092	(43,395)
Business combination, net of cash and cash equivalents acquired	--	(965)
Total	7,117	(47,044)

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(64)	(308)
Proceeds (redemption) from sale and leaseback	(816)	--
Repayment from finance lease	(16)	(1,419)
Repayment of long-term debt	(203)	(2,725)
Reorganization	--	--
Proceeds from borrowings	--	800
Proceeds from issuance of shares	--	30,233
Total	(1,099)	26,581

Net increase (decrease) in cash and cash equivalents	(5,932)	(25,483)

Cash and cash equivalents at beginning of period	8,031	33,459
Changes to cash due to consolidation items	--	2
Changes to cash and equivalents due to foreign exchanges rates	(13)	53
Cash and cash equivalents at end of period	2,086	8,031

Supplemental Cash Flow Information
Interest (received) paid net	126	(43)
Income taxes paid net	--	--

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2015	2014	2015	2014
	(€ in thousands, except gross profit margin)
Revenues
Systems	4,902	4,247	11,113	9,057
Services	3,379	2,691	12,951	7,106
Total revenues	8,281	6,938	24,064	16,163

Cost of sales
Systems	(2,899)	(2,440)	(7,264)	(5,756)
Services	(3,716)	(1,510)	(9,883)	(4,082)
Total cost of sales	(6,615)	(3,950)	(17,147)	(9,838)

Gross profit
Systems	2,003	1,807	3,849	3,301
Services	(337)	1,181	3,068	3,024
Total gross profit	1,666	2,988	6,917	6,325

Gross profit margin (%)
Systems	40.9%	42.5%	34.6%	36.4%
Services	-10.0%	43.9%	23.7%	42.6%
Total gross profit margin (%)	20.1%	43.1%	28.7%	39.1%